  GEOGLOBAL RESOURCES INC.
                        Head Office:  310, 605 - 1st Street SW, Calgary, Alberta T2P 3S9 Canada
                                                Phone: 403-777-9250   Fax: 403-777-9199

March 20, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:  H. Roger Schwall, Assistant Director:

Re:                 GeoGlobal Resources Inc. (“GeoGlobal”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed June 10, 2008
File No. 001-32158
Staff Letter of Comment dated February 13, 2009

Dear Mr. Schwall:

This letter is in response to the staff’s comment letter as noted above and subsequent telephone conversations between our counsel, William S. Clarke, Esq., and Mr. John Lucas of the staff of the Division of Corporate Finance.  In Mr. Clarke’s conversations with Mr. Lucas, the staff requested to be provided with supplemental information relating to three questions with a view to possible additional disclosure.  The three questions and GeoGlobal’s supplemental information in response follows:

Question 1.                                Regarding the description of the services provided to GeoGlobal by Amicus Services, Inc. in Item 13 of the Annual Report, please also disclose the grant of options to Amicus.

GeoGlobal Response.              The disclosure appearing in GeoGlobal’s annual report on Form 10-K is as follows.  The revisions in response to the staff’s comment appears in italics.

During the year ended December 31, 2007, Amicus Services Inc. a company controlled by Mr. Vincent Roy, a brother of Mr. Jean Roy, received from us $55,347 as consulting fees for services rendered.  Amicus Services Inc. was also reimbursed $5,278 for office costs, including parking, office supplies and telephone as well as travel and hotel expenses incurred throughout 2007.  In addition, Mr. Vincent Roy was granted an option on July 3, 2007 which vested on July 3, 2008, to purchase 120,000 shares of our common stock at an exercise price of $5.03 and expiring on December 31, 2010.  At December 31, 2007, we owed Amicus Services Inc. $6,953 as a result of services provided and expensed incurred on behalf of our Company.

SEC
March 20, 2009

Question 2.                                With respect to note 10(e) of the notes to the Consolidated Financial Statements for the year ended December 31, 2007, please explain how the negative value of $(116,426) was derived.

GeoGlobal Response.               Note 2(k) to those financial statements contains our accounting policy with respect to the expense associated with the grant of options to non-employee consultants as follows:

“The Company records the expense of options granted to non-employee consultants for such services based on the estimated fair value of the equity instrument using the Black-Scholes option-pricing model on the measurement date.  The Company re-measures the fair value of the unvested portion of stock-based awards to non-employee consultants at each financial reporting date until the options are fully vested.”

Note 10(e) is clarified as follows, with our clarifications appearing in italics:

Amicus is related to the Company by virtue of being controlled by the brother of an officer and director of the Company.  Amicus charged consulting fees for IT and computer related services rendered, as outlined below:

	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Period from Inception, Aug 21, 2002 to Dec 31, 2007
	US $	US $	US $	US$
Consolidated Statement of Operations
Consulting fees	55,347	56,257	35,713	195,707

During the year, the Company recognized compensation cost for stock-based compensation arrangements which related to options granted in July 2006 and July 2007 to the principal of the related party as outlined and recorded below.  The negative value associated with this expense during the year ended 2007 was a result of fluctuations in the share price over the several measurement dates.  The share price rose in 2006 such that a higher expense was taken at the end of the third and fourth quarters in 2006.  Then, as the share price dropped during the year 2007, the result was a recovery of the consulting fee expense recorded as of prior measurement dates.

Consolidated Statement of Operations
Consulting fees	(116,426)	269,906	439,877	616,205

Amicus was also reimbursed on a cost recovery basis, for office costs, including parking, office supplies and telephone as well as travel and hotel expenses incurred during the periods as outlined and recorded below:

Consolidated Statement of Operations
General and administrative	2,841	1,654	685	7,309
Consolidated Balance Sheets
Accounts receivable	2,437	3,725	2,530	12,711
Property and equipment		--	--	1,599
	5,278	5,379	3,215	21,619

At December 31, 2007, the Company owed Amicus Services Inc. US$6,953 (December 31, 2006 - US$3,629) as a result of services provided and expenses incurred on behalf of the Company.  These amounts bear no interest and have no set terms of repayment.

SEC
March 20, 2009

Question 3.                                Please provide a written description of the terms of the oral agreement with Amicus as an Exhibit to the Annual Report.

GeoGlobal Response.               GeoGlobal has an oral understanding with Amicus Services Inc. for providing IT and computer relating consulting services.  The agreed upon hourly rate was Cdn$40.00 for the years 2003 through December 31, 2007.  Amicus provided services to GeoGlobal of approximately 110 hours per month for IT services.  The IT services cover such duties as; organizing, managing and maintaining a geological database in Canada relating to GeoGlobal’s exploration interests an India and elsewhere; upgrading on a continuing basis all information systems (both software and hardware) and network systems (including onsite and offsite backups of data and security issues) of a corporate nature; and providing ongoing IT services as required to Calgary staff.  The oral agreement can be immediately terminated by either party at any time by notice given to the other party.  In addition, GeoGlobal grants stock options to Mr. Roy on an annual basis as determined by GeoGlobal’s Board of Directors.

Inasmuch as the additional disclosure and exhibit described above as applicable to the year ended December 31, 2008 responding to the staff’s comments set out above will appear in GeoGlobal’s annual report on Form 10-K for the year ended December 31, 2008, it is respectfully requested that an amendment to the 2007 annual report not be required.

If you would like to discuss any of our responses or if you would like to discuss any other matter, please contact Allan J. Kent at (403) 777-9250 or alternatively Carla Boland at (403) 777-9253.

Sincerely,

GEOGLOBAL RESOURCES INC.

/s/ Allan J. Kent
Allan J. Kent
Executive Vice President and CFO
AJK/cdb